Exhibit 12.1

Ratio of Earnings to Fixed Charges

For the Years Ended:

	2014	2013	2012	2011	2010
Loss before tax	$(59,201)	$(169,421)	$(170,068)	$(66,610)	$(250,090)
Fixed charges	18,892	34,506	18,302	99	36

Adjusted loss	(40,309)	(134,915)	(151,766)	(66,511)	(250,054)

Fixed Charges:
Interest expense	18,575	34,179	18,091	1	19
Interest expense on rent	317	327	211	98	17

Total fixed charges	18,892	34,506	18,302	99	36

Ratio of earnings to fixed charges (1)	—	—	—	—	—

Coverage deficiency	(59,201)	(169,421)	(170,068)	(66,610)	(250,090)

(1)	Our earnings were insufficient to cover fixed charges in each of the five years ended December 31, 2014 and accordingly, ratios are not presented.